

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2024

Wei-Wu He
Chief Executive Officer
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive, Suite 300
Rockville, MD 20850

> **Re: CASI Pharmaceuticals, Inc.**
> **Registration Statement on Form F-3**
> **Filed August 16, 2024**
> **File No. 333-281621**

Dear Wei-Wu He:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Yuting Wu, Esq.